Exhibit 99.3
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 5153 9463
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Announces Change of Board of Directors
Shanghai, China, August 26, 2010 (GLOBE NEWSWIRE) — China Lodging Group, Limited (NASDAQ: HTHT) (“HanTing Inns and Hotels” or the “Company”), a leading economy hotel chain operator in China, today announced the resignation of Ms. Ping Ping, an independent director and a member of the Audit Committee and the Compensation Committee, from each of the positions effective on August 26, 2010. Ms. Ping assumed the role of Director of the Board starting in 2007, in representation of Chengwei Funds(1) which invested in the Company in 2007. Ms. Ping’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Joseph Chow has been appointed as an independent director and a member of the Audit Committee and the Compensation Committee, effective immediately.
“Ms. Ping Ping has been a solid board member and delivered real help to the company in the past three years. We respect the resignation decision and thank her for all her contributions,” said Mr. Qi Ji, executive Chairman of HanTing Inns and Hotels. “We are also pleased to welcome Mr. Joseph Chow to the Board. His significant senior level financial experience is a valuable asset to the Company’s continuous growth.”
Mr. Chow has over 16 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Prior to joining, Mr. Chow was managing director of Goldman Sachs (Asia) LLP from 2008 to 2009. Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from 2001 to 2004. Prior to that Mr. Chow also served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as director for Synutra International, Inc. (NASDAQ: SYUT) and an independent non-executive director for Kasen International Holdings Limited and for Intime Department Store (Group) Co., Ltd. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and an MBA from the University of Maryland at College Park.
(1)	Chengwei Funds include (i) Chengwei Partners, L.P., (ii) Chengwei Ventures Evergreen Fund, L.P. and (iii) Chengwei Ventures Evergreen Advisors Fund, LLC.
About China Lodging Group, Limited
China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of June 30, 2010, the Company had 324 hotels and 37,782 rooms in 51 cities across China.
###

1